28 Liberty Street, 41st Floor New York, NY 10005 D / 212-238-8619

January 12, 2024

via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Timothy Levenberg
Irene Barberena-Meissner

Re:	Greenfire Resources Ltd. Registration Statement on Form F-1/A Filed December 1, 2023 File No. 333-275129

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (the “Company”), we are requesting the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) review certain revisions that the Company proposes to make in a second amendment (the “Amended Registration Statement”) to its registration statement on the Form F-1/A filed with the SEC on December 1, 2023 (the “Registration Statement”).

The Staff advised us by a phone call that they did not plan to issue written comments to the Registration Statement, but because the Amended Registration Statement would be filed in 2024, the Company should update executive compensation disclosure for the year ended December 31, 2022 on page 117 of the Registration Statement with compensation information for the year ended December 31, 2023.

The Company proposes to make the changes to executive and director compensation disclosure shown in the redline pages attached hereto as an Annex. Those changes will show salary and certain other compensation paid to the Company’s executive officers and directors in 2023. Because the Company plans to file the Amended Registration Statement early in 2024, the revisions include an explanation that the Company may pay bonuses in 2024 in respect of services by executive officers in 2023, but that those amounts have not been determined as of the date of the Amended Registration Statement. The table in the Amended Registration Statement setting out executive compensation has also been revised to omit share-based compensation because the Company did not award share-based compensation in 2023.

The Company respectfully requests that the Staff confirm if the proposed revisions will sufficiently address the Staff’s request for updated compensation disclosure. Please advise us if we can provide any further information or assistance to facilitate your review of these proposed changes. If the Staff should have any questions, or would like further information concerning the revisions described herein or the Amended Registration Statement, please do not hesitate to contact the undersigned at (212) 238-8619.

We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
Tony Kraljic, Chief Financial Officer, Greenfire Resources Ltd.
Ted Brown, Burnet, Duckworth & Palmer LLP

ANNEX

(see attached)

EXECUTIVE COMPENSATION

~~Historical Compensation of Greenfire’s Directors~~

~~For each of the fiscal years ended December 31, 2021 and December 31, 2022, Greenfire paid CAD$ 85,733 and CAD$276,063, respectively, to each of Messrs. McIntyre, Siva, and Klesch. Messrs. Logan and Phung received compensation in connection with their employment, as described below, but did not receive any additional compensation for their services on Greenfire’s Board.~~

~~Historical~~ Compensation of ~~Greenfire’s~~the Company’s Executive Officers — Year Ended December 31, ~~2022~~2023

The following table sets forth information about certain compensation awarded to, earned by or paid to ~~Greenfire’s~~the Company’s: (i) President and Chief Executive Officer; (ii) Chief Financial Officer; (iii) and the next three highest compensated individuals (collectively referred to as ~~Greenfire’s~~the Company’s “NEOs”) ~~during~~for the year ended December 31, ~~2022~~2023.

(Dollar amounts in CAD$)				Short-term Benefits			~~Share based Payments~~
Name	Title	Salaries & Fees(1)		Other(2)(3)			~~Performance Warrants(3)~~	Total ~~(CAD$)(4)~~
Robert Logan	President, Chief Executive Officer ~~and Director~~	$	~~416,000~~436,800.00	$	~~159,283~~13,896.87		~~2,296,957~~	$	~~$~~	~~575,283~~450,696.87
David Phung(~~5~~4)	Chief Financial Officer ~~and Director~~	$	~~416,000~~357,840.00	$	~~158,833~~153,558.16	(5)	~~559,328~~	$	~~$~~	~~574,833~~511,398.16
Tony Kraljic (4)	Chief Financial Officer		$139,923.04		$12,829.35					$152,752.39
Albert Ma	Senior Vice President, Engineering	$	~~321,235~~337,774.40	$	~~291,325~~211,590.34		~~198,930~~	$	~~$~~	~~612,560~~548,887.30
Kevin Millar	Senior Vice President, Operations	$	~~356,928~~374,774.40	$	~~325,939~~354,103.39		~~154,798~~	$	~~$~~	~~682,867~~728,877.79
Darren Crawford	Vice President, Operations & Projects	$	~~292,681~~307,315.06	$	~~247,851~~197,816.50		~~85,521~~	$	~~$~~	~~540,532~~505,131.56

(1)	“Salary and Fees” represents the actual salary amounts paid to executive officers in the fiscal year ending December 31, ~~2022~~2023 in CAD dollars.
(2)	“Other” represents ~~bonuses earned by the executive officers for services in the fiscal year of 2022 and other~~ fringe benefits provided to the executive officers, including vacation, retirement fund matching, flex spending accounts, camp and isolation allowance, travel allowance, health benefits, specialized technical designation compensation, life insurance, dependent life insurance, accidental death in CAD dollars & dismemberment, parking, executive medical assessments, health spending accounts, and additional Best Doctor’s coverage and loan settlements under the long term retention program in CAD dollars.
(3)	Bonuses for services during the 2023 fiscal year have not yet been determined by the Company Board as of the ~~Share based payments represent the Black Scholes valuation as of the date of grant.~~date of the registration statement of which this prospectus forms a part, and are expected to be paid in 2024.
~~(4)~~	~~Excluding the accounting value of share based payments.~~
(~~5~~4)	Mr. Phung resigned as Chief Financial Officer, and ~~Tony~~Mr. Kraljic was appointed as his successor, effective as of ~~September 30,~~ October 2023.
(5)

Includes CAD$145,600 paid upon termination of Mr. Phung’s employment in accordance with his employment agreement.

~~Mr. Phung resigned as Chief Financial Officer, and Tony Kraljic was appointed as his successor, effective as of September 30, 2023.~~

~~The breakdown of Short Term Benefits — Other is as follows:~~

~~(Dollar amounts in CAD$)~~
~~Name~~	~~Title~~	~~Bonus~~		~~Other Compensation~~		~~Total~~
~~Robert Logan~~	~~President, Chief Executive Officer and Director~~	~~$~~	~~100,000~~	~~$~~	~~59,283~~	~~$~~	~~159,283~~
~~David Phung(1)~~	~~Chief Financial Officer and Director~~	~~$~~	~~100,000~~	~~$~~	~~58,833~~	~~$~~	~~158,833~~

Philosophy

The Company’s executive compensation program is designed to attract and retain high performing leaders and value creators. In efforts to continue the Company’s path for sustainable growth, the Company Board supports executive compensation that reinforces engagement, continuous improvement and optimizes corporate performance. The Company’s approach to executive compensation is competitive with peer Canadian oil and gas companies where there is substantial upside for high performance and downside for under performance.

The objectives of the program aim to provide competitive wages as compared to the Company’s peers, emphasize pay for performance through an annual short-term incentive program, and at-risk compensation that aligns executive and stakeholder’s interests for value creation. Through this executive compensation program, Greenfire has historically offered NEOs cash compensation in the form of base salary and discretionary bonuses. Greenfire’s NEOs have also historically participated in the Greenfire Incentive Plan, pursuant to which they have been entitled to receive equity compensation in the form of Greenfire Performance Warrants upon the happening of certain pre-determined events. In addition to wages and incentive programs, NEOs also received health, dental and wellness benefits, which health, dental and wellness benefits are also provided to all employees of Greenfire.

Pursuant to the Amalgamation, the Greenfire Equity Plan was amended and restated by the Company Performance Warrant Plan. A portion of the Greenfire Performance Warrants outstanding prior to the Business Combination remained outstanding following Closing, and were converted into the Company Performance Warrants governed by the Company Performance Warrant Plan, which entitles the holders thereof to purchase Common Shares in lieu of Greenfire Common Shares. All the Company Performance Warrants were considered to be fully vested and exercisable following the Closing. No further Greenfire Performance Warrants will be granted pursuant to the Company Performance Warrant Plan.

In connection with the Business Combination, the Company adopted the Company Incentive Plan to facilitate the grant of the Company Awards to directors, employees (including executive officers) and consultants of the Company and certain of its affiliates and to enable the Company to obtain and retain the services of these individuals, which is essential to the Company’s long-term success. The Company Board expects to grant the Company Awards pursuant to the Company Incentive Plan.

Review and Governance

Historically, the compensation of Greenfire’s Chief Executive Officer has been set by the Greenfire Board and the compensation of Greenfire’s other NEOs has been set by our Chief Executive Officer in consultation with the Greenfire Board. In connection with the Business Combination, the Company adopted a written mandate for an ESG and compensation committee setting out its responsibilities with respect to, among other things, administering the Company’s compensation programs and reviewing and making recommendations to the Company Board concerning the level and nature of the compensation payable to the Company’s directors and executive officers.

Elements of Executive Compensation

The Company strives to ensure that every employee understands how they contribute and impact the results of the organization. The Company’s executive compensation framework includes a combination of guaranteed and variable pay based on performance. There are three elements to executive total compensation with weighted emphasis on variable components of pay for performance and performance based equity compensation.

The Company’s compensation framework has three elements: (1) guaranteed pay, (2) incentive compensation, and (3) benefits and other compensation.

(1) Guaranteed Pay — Annual Base Salary

Base salary is the fixed component of total direct compensation for the NEOs, and is intended to attract and retain executives, providing a competitive amount of income certainty. These annual salaries were determined by analyzing similar sized oil and gas companies.

(2) Incentive Compensation — Annual Bonuses and Performance Based Equity Compensation

●	Short-Term Incentive — Annual Bonus

NEOs are eligible to receive additional discretionary bonuses, as determined by the Company Board with all other employees. In awarding these discretionary bonuses the Company Board and executive management consider corporate, team and individual performance.

●	Long-Term Incentive — Equity based compensation — Company Incentive Plan

Executives have historically participated in the Company Incentive Plan with all other employees. The purpose of the Company Incentive Plan was to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company and its subsidiaries to achieve the longer-term objectives of the Company, to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company, and to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.

(3) Benefits and Other Compensation

The Company provides executives with other compensation in the form of group health, dental and insurance benefits; sick leave (salary continuance) and long-term disability; business travel medical insurance; out of country medical insurance; parking benefits; health care spending account; employee assistance program and life Insurance. The Company offers these benefits consistent with local market practice. The Company also provides field based executives a camp and isolation allowance, travel allowances and compensation to reflect specialized technical designations.

Employment Agreements

Robert Logan, Employment Agreement

On January 28, 2021, Robert Logan entered into an executive employment agreement with GAC covering the terms and conditions of his employment as President and Chief Executive Officer. Pursuant to his employment agreement, if terminated without just cause, Mr. Logan would be entitled to severance payments including (i) six months of his salary plus one month of salary for each year of service to Greenfire, and (ii) a pro rata bonus for the severance period based on milestones achieved for the year of termination, as determined by the Greenfire Board. Such payments would be subject to Mr. Logan signing a release of any potential claims. Mr. Logan’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

David Phung, Employment Agreement

On January 28, 2021, David Phung entered into an executive employment agreement with GAC covering the terms and conditions of his employment as Chief Financial Officer. Pursuant to his employment agreement, if terminated without just cause, Mr. Phung would be entitled to severance payments including (i) six months of his salary plus one month of salary for each year of service to Greenfire, and (ii) a pro-rata bonus for the severance period based on milestones achieved for the year of termination, as determined by the Greenfire Board. Such payments would be subject to Mr. Phung signing a release of any potential claims. Mr. Phung’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination. Mr. Phung resigned as Chief Financial Officer, and Tony Kraljic was appointed as his successor, effective as of September 30, 2023.

Tony Kraljic, Employment Agreement

On September 30, 2023, Tony Kraljic entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Chief Financial Officer. Pursuant to his employment agreement, if terminated without just cause, Mr. Kraljic would be entitled to severance payments including (i) six months of his salary plus one month of salary for each year of service to Greenfire, (ii) a pro rata bonus for the severance period based on milestones achieved for the year of termination, as determined by the Greenfire Board, and (iii) fifteen percent (15%) of the annual base salary as of the termination date to compensate for the loss of eligibility for benefits and perquisites of employment. Such payments would be subject to Mr. Kraljic signing a release of any potential claims. Mr. Kraljic’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Albert Ma, Employment Agreement

Effective December 21, 2020, Albert Ma entered into an executive employment agreement with Greenfire Hangingstone Operating Corporation, which contract was assigned to Greenfire Resources Employment Corporation effective January 1, 2022, covering the terms and conditions of his employment as Vice President, Facilities and Engineering. Pursuant to his employment agreement, if terminated without just cause, Mr. Ma would be entitled to severance payments including four weeks of his salary, plus other entitlements as set out in the Employment Standards Code (Alberta) (the “Alberta Code”). Mr. Ma’s employment agreement contains customary confidentiality and proprietary information provisions.

Kevin Millar, Employment Agreement

Effective January 1, 2022, Kevin Millar entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Senior Vice President, Operations. Pursuant to his employment agreement, if terminated without just cause, Mr. Millar would be entitled to severance payment in an amount equal to four weeks of the Average Wages (as defined in Mr. Millar’s employment agreement) as at the termination date for each full or partial year of employment. Such payment in excess of such minimum severance as set out in the Alberta Code would be subject to Mr. Millar signing a release of any potential claims. Mr. Millar’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Darren ~~Cawford~~Crawford, Employment Agreement

Effective January 1, 2022, Darren Crawford entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Vice President, Operations & Projects. Pursuant to his employment agreement, if terminated without just cause, Mr. Crawford would be entitled to severance payment in an amount equal to four weeks of the Average Wages (as defined in Mr. Crawford’s employment agreement) as at the termination date for each full or partial year of employment between the Commencement Date (as defined in Mr. Crawford’s employment agreement) and the Termination Date. Such payment in excess of such minimum severance as set out in the Alberta Code would be subject to Mr. Crawford signing a release of any potential claims. Should Mr. Crawford fail to provide such release, Mr. Crawford shall only be entitled to severance as set out in the Alberta Code. Mr. Crawford’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

~~Historical compensation~~Compensation of the Company’s Directors— Year Ended December 31, 2023

~~Greenfire did not pay any~~The following table sets forth compensation ~~or provide any benefits~~paid to directors in respect of those positions for the fiscal year ended December 31, ~~2022 to Greenfire Directors~~2023.

Director	Annual compensation
Julian McIntyre	$209,804.79
Venkat Siva	$200,000.00
Jonathan Klesch	$200,000.00
Matt Perkal(1)	$56,027.40
W. Derek Aylesworth(1)	$32,215.75
David Phung(2)(3)	–
Robert Logan(3)	–
Total	$698,047.95

 ___________

(1)	Messrs. Perkal and Aylesworth became directors of the Company upon the Closing of the Business Combination.
(2)	Mr. Phung served as a director of the Company prior to the Business Combination.
(3)	Please see disclosure under the heading “—Compensation of the Company’s Executive Officers ~~and the~~ — Year Ended December 31, 2023” for compensation paid to Messrs. Phung and Logan in their capacities as executive officers.

Expected Company Director Compensation ~~following the Business Combination~~

At the time of the filing of the registration statement of which this prospectus forms a part, the Company is in the process of determining the philosophy and design of our executive and director compensation plans and programs going forward.

Currently, the planned compensation for directors of the Company (other than Mr. Logan, who is also the Chief Executive Officer) is expected to be as follows:

Director	Annual Cash retainer	Equity retainer
Julian McIntyre (Chair)	$235,000	$0
Venkat Siva	$200,000	$0
Jonathan Klesch	$200,000	$0
Matt Perkal	$200,000	$0
W. Derek Aylesworth (Audit Committee Chair)	$115,000	$100,000

This structure reflects what we believe is competitive and comparable to other issuers. Newly appointed non-executive directors have the option to be paid the additional $100,000 in either cash or equity, and the Chairman and the Audit Committee Chair are paid an additional amount as shown above.

For more information about the holdings of directors and executive officers following consummation of the Business Combination including the number of the Company Common Shares ~~to be~~ held by each individual, see the section entitled “Beneficial Ownership of The Company Securities.”

Equity Compensation

Pursuant to the Amalgamation, the Greenfire Equity Plan was amended and restated by the Company Performance Warrant Plan. A portion of the Greenfire Performance Warrants outstanding prior to the Business Combination remained outstanding following Closing and were converted into the Company Performance Warrants governed by the Company Performance Warrant Plan, which entitles the holders thereof to purchase the Common Shares in lieu of Greenfire Common Shares. All the Company Performance Warrants were considered to be fully vested and exercisable following the Closing. No further Company Performance Warrants will be granted pursuant to the Company Performance Warrant Plan.

In connection with the Business Combination, the Company adopted the Company Incentive Plan, to facilitate the grant of the Company Awards to directors, employees (including executive officers) and consultants of the Company and certain of its affiliates and to enable the Company to obtain and retain the services of these individuals, which is essential to the Company’s long-term success. The Company Board expects to grant the Company Awards pursuant to the Company Incentive Plan. The Company Incentive Plan is subject to applicable Laws and stock exchange rules.